Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE:(212) 403 -1000

FACSIMILE:(212) 403 -2000

___________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

___________

OF COUNSEL

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR	PHILIP MINDLIN ROBERT M. MORGENTHAU BERNARD W. NUSSBAUM ERIC S. ROBINSON PATRICIA A. ROBINSON* MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA ___________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

October 29, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Walgreens Boots Alliance, Inc.

Registration Statement on Form S-4

Filed September 16, 2014

File No. 333-198768

Dear Mr. Riedler:

On behalf of Walgreens Boots Alliance, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on September 16, 2014 (the “Registration Statement”) contained in your letter dated October 16, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

The Transactions

Background of the Transactions, page 48

1.	We note that you held a meeting on May 28, 2014 in which management discussed potential structures for the combined company, including the possibility of an inversion transaction. Please discuss any other structures that were considered other than an inversion, and disclose the reasons they were ultimately rejected in favor of the Step 2 Acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49.

2.	On page 49, you disclose that you established an ad-hoc transaction committee of the Board comprised solely of independent directors with a mandate to independently evaluate potential alternative transaction structures. Please disclose what standard of independence you use. For example, disclose if the members are independent consistent with the standards of a specific exchange.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 to clarify that the members of the Transaction Committee qualified as independent directors under the independence standards of the New York Stock Exchange and Nasdaq Stock Market.

3.	On page 49, you disclose that during the month of July, the Transaction Committee “met several times, including with Walgreens management and its advisors and, separately, with Alliance Boots management and its advisors.” Please disclose the dates on which these meetings were held and the identities of the parties present at each meeting. Please also briefly disclose the matters discussed at each meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51, and 52.

4.	We note that following the July 9 meeting, your board of directors and management advanced discussion with the Sellers with assistance from external financial and legal advisors. Please disclose the dates any meetings were held and the identities of the parties present. Please also briefly disclose the matters discussed at each meeting.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52.

5.	Please revise your disclosure to summarize all material details relating to the discussions that took place during the meeting on July 21, 2014, at which the Transaction Committee presented its conclusions and recommendations to the full Board, including the specific conclusions and recommendations made by the Transaction Committee.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52.

Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor, Walgreens, page 59

6.	Please disclose any instructions given to Goldman in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

Response: As disclosed in Goldman, Sachs & Co.’s (“Goldman Sachs”) opinion attached as Annex H to the Registration Statement, as amended, the board of directors of Walgreen Co. (“Walgreens”) requested Goldman Sachs’ opinion as to the fairness from a financial point of view to Walgreens of the £3,133,000,000 in cash and 144,333,468 common shares, par value $0.078125 per share, of Walgreens to be paid by Walgreen Scotland Investments LP, an indirect wholly owned subsidiary of Walgreens, to acquire the remaining 55% interest in Alliance Boots not owned by Walgreens. The Company supplementally advises the Staff that the Company imposed no limitations on the scope of Goldman Sachs’ investigation. Pursuant to the engagement letter by and between the Company and Goldman Sachs, the nature and scope of Goldman Sachs’ investigation as well as the scope, form and substance of its opinion was such as Goldman Sachs considered appropriate.

7.	We note that Goldman reviewed certain internal financial information for both Alliance and Walgreens, including information prepared by Walgreens specifically for Goldman’s use and relating to financial forecasts and synergy projections. To the extent Goldman relied on such internal financial information when preparing its fairness opinion, you should revise your disclosure to include such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 76 to disclose prospective financial information for each of Walgreens and Alliance Boots GmbH (“Alliance Boots”) on a standalone basis, and Walgreens and Alliance Boots on a pro forma combined basis giving effect to the Step 2 Acquisition (as

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

such term is defined in the Registration Statement), as well as estimated incremental operating expense synergies of the combined company expected to be realized from the consummation of the Step 2 Acquisition, that were provided to and utilized by Goldman Sachs and Lazard Frères & Co. LLC (“Lazard”) in preparing their fairness opinions.

8.	We note that, for purposes of its analysis, Goldman selected companies that it considered similar to Walgreens in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61.

9.	Please disclose the 2015E Forward P/E and Historical Forward P/E for both CVS Caremark Corp. and Rite Aid Corp.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62.

10.	Please revise your disclosure to explain how Goldman determined to use illustrative ranges of 2015E Forward P/Es of 16.0x to 17.0x and Historical Forward P/Es of 13.0x to 15.0x. Please also explain how those ranges yielded the respective implied per share values disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Illustrative Present Value of Future Share Price Analysis, page 60

11.	Please explain the basis for Goldman’s use of the 1-year forward P/E multiples of 15.8x to 17.0x.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Illustrative Discounted Cash Flow Analysis, page 60

12.	Please explain the basis for Goldman’s use of the perpetuity growth rates ranging from 1.5% to 2.5% which in turn implied a terminal multiples range of 7.8x to 11.0x.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Alliance Boots, page 60

13.	We note that Goldman selected a set of companies that it considered similar to Alliance in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64.

14.	Please disclose the enterprise value as a multiple of estimated 2015 EBITDA for each of the selected companies disclosed in the table on page 60-61.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

15.	Please revise your disclosure on page 62 to explain why Goldman determined to use an illustrative range of 2015 Forward EV/EBITDA of 9.0x to 10.5x and how that range yielded the illustrative enterprise values disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Future Initial Public Offering Price Analysis, page 62

16.	Please explain the basis for Goldman’s use of the 1-year forward P/E multiples of 14.0x to 18.0x.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Illustrative Discounted Cash Flow Analysis, page 62

17.	Please explain the basis for Goldman’s use of the perpetuity growth rates ranging from 1.0% to 2.0% which in turn implied a terminal multiples range of 8.2x to 11.3x.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65.

18.	Please disclose the value of the Incremental Synergies and explain in further detail how this value was calculated.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to disclose the value of such Incremental Synergies and has further revised the disclosure on page 77 to clarify that such Incremental Synergies represent estimated incremental operating expense synergies of the combined company expected to be realized from the consummation of the Step 2 Acquisition, on an after-tax basis.

Selected Transactions Analysis, page 63

19.	We note that Goldman selected a set of transactions that it considered similar to the acquisition of the Second Step Company Shares in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66.

20.	Please revise to include the acquisition dates for the transactions cited.

Response: The Company supplementally advises the Staff that Goldman Sachs, for purposes of its analysis, did not use the acquisition date in the calculation of the EV/LTM Sales and EV/LTM EBITDA multiples for the selected transactions, but rather used the announcement date, which is currently disclosed in the Registration Statement, for each such transaction. The Company refers the Staff to the disclosure added to Amendment No. 1 in response to comment 21, which discloses the EV/LTM Sales and EV/LTM EBITDA multiples for each of the selected transactions. For each such transaction, Goldman Sachs determined the LTM Sales and LTM EBITDA on a last-twelve-month basis from each of the announcement dates.

21.	Please disclose the enterprise value as a multiple of the last twelve months sales and enterprise value as a multiple of latest twelve months EBITDA for each of the selected transactions disclosed in the table on page 63.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66.

22.	Please revise your disclosure on page 64 to explain how Goldman determined the illustrative range of EV/LTM EBITDAs of 10.0x to 13.0x.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Opinion of Lazard Frères & Co. LLC, Walgreens’ Financial Advisor, page 66

23.	Please disclose any instructions given to Lazard in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

Response: As disclosed in Lazard’s opinion attached as Annex I to the Registration Statement, as amended, the board of directors of Walgreens requested Lazard’s opinion “as to the fairness, from a financial point of view, to Walgreen of the Consideration to be paid by Walgreen in the Transaction.” The Company supplementally advises the Staff that the Company imposed no limitations on the scope of Lazard’s investigation. Pursuant to the engagement letter by and between the Company and Lazard, the nature and scope of Lazard’s investigation as well as the scope, form and substance of its opinion was such as Lazard considered appropriate.

24.	We note that Lazard reviewed certain internal financial information for both Alliance and Walgreens, including information relating to financial forecasts and synergy projections. To the extent Lazard relied on such internal financial information when preparing its fairness opinion, you should revise your disclosure to include such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 76 to disclose prospective financial information for each of Walgreens and Alliance Boots on a standalone basis, and Walgreens and Alliance Boots on a pro forma combined basis giving effect to the Step 2 Acquisition, as well as estimated incremental operating expense synergies of the combined company expected to be realized from the consummation of the Step 2 Acquisition, that were provided to and utilized by Goldman Sachs and Lazard in preparing their fairness opinions.

Discounted Cash Flow Analysis, page 69

25.	Please explain the basis for Lazard’s use of the perpetuity growth rates ranging from 1.0% to 2.0% and disclose the value of the projected synergies and how this value was determined. Please additionally disclose how the cash flows, the terminal value, and the estimated value of projected synergies resulted in the implied enterprise value ranges disclosed for Alliance on page 69.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 to disclose how the cash flows, the terminal value and the estimated value of projected synergies resulted in the implied enterprise value ranges disclosed. As noted in response to comments 7 and 24, the Company has also revised the disclosure beginning on page 76 to disclose estimated incremental operating expense synergies of the combined company expected to be realized from the consummation of the Step 2 Acquisition, on an after-tax basis, that were provided to and utilized by Lazard.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Comparable Public Companies Analysis, page 69

26.	We note that Lazard selected a set of public companies in the health and beauty and pharmaceutical wholesale industries that it viewed as reasonably comparable to the business of Alliance. Please revise your disclosure to state the specific criteria that Lazard used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72.

27.	Please disclose the ratio of enterprise value to 2014 and 2015 estimated EBITDA for each company listed on pages 69 and 70.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73.

28.	Please explain how Lazard selected the specific reference ranges for enterprise value to estimated 2014 EBITDA for the health & beauty industry and the pharmaceutical wholesale industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73.

Selected Precedent Transactions, page 71

29.	We note that Lazard selected a set of transactions that it considered similar to the current transaction in certain respects. Please revise your disclosure to state the specific criteria that Lazard used in its selection process. Additionally, if any transactions were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74.

30.	Please revise to include the acquisition dates for the transactions cited.

Response: The Company supplementally advises the Staff that the disclosure set forth on page 74 includes the month and year of announcement of each selected transaction, which information was presented to the Walgreens board of directors. No additional date (neither the specific date of announcement of such transaction nor the completion date) was presented to the Walgreens board of directors or utilized in Lazard’s analysis.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

31.	Please disclose the implied transaction value and the enterprise value of the target for each of the selected transactions disclosed in the table on page 71.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74.

32.	Please explain how Lazard selected the specific reference ranges for enterprise value to LTM EBITDA for the health & beauty industry and the pharmaceutical wholesale industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 88

33.	Please provide audited financial statements of the registrant (i.e., the current subsidiary that will become Walgreens Boots Alliance, Inc.) as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company qualifies as a business combination related shell company with nominal assets which will be a successor to Walgreen Co. upon the completion of the merger described in the Registration Statement. As such, financial statements of the Company would not be material to shareholders and have been omitted as contemplated by Section 1160 of the Division of Corporation Finance Financial Reporting Manual. In lieu of such financial statements, the Registration Statement, as amended, incorporates by reference complete audited financial statements of Walgreen Co, as predecessor of the Company.

34.	Please revise the format of your pro forma financial statements to show separate columns for the adjustments related to the acquisition and the proceeds from the anticipated debt borrowings.

Response: In response to the Staff’s comment, the Company has revised the disclosure to show separate columns for adjustments related to the acquisition and the proceeds from the anticipated debt borrowings beginning on page 95.

Note 3: IFRS to US GAAP Adjustments and Foreign Currency Translation, page 94

35.	In adjustments 3(a), 3(b), 3(h) and 3(i) to your pro forma statements of earnings for Alliance Boots you include adjustments related to “synergy benefits.” Please describe these synergy benefits and tell us how their inclusion is appropriate in light of your appropriate statement made in the last paragraph on page 89 that the pro forma financial statements do not include the impact of any operating synergies that may result from the acquisition.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 to clarify that the synergy benefits reflected in adjustments 3(a) and 3(b) relate to recognized synergy benefits achieved from the first step acquisition as recorded in each of Walgreens’ and Alliance Boots’ financial results for the periods presented.
Adjustments 3(h) and 3(i) no longer appear in the revised unaudited pro forma consolidated financial information included in Amendment No. 1.

Note 4: Unaudited Pro Forma Consolidated Balance Sheet Adjustments, page 101

36.	Please revise your disclosure to include a qualitative description of the factors that make up the goodwill. Please refer to ASC 805-30-50-1a.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106.

37.	Please explain why you used the Walgreen Co. stock price on August 11, 2014 to fair value the common stock issued and the May 31, 2014 exchange rate to value the cash paid in Pounds Sterling rather than the current price and rate, respectively, on the date of this filing. Please reference the authoritative accounting literature you relied upon.

Response: The Company has revised the pro forma financial statements included in Amendment No. 1 to reflect Walgreens’ share price and the exchange rate as of October 20, 2014, the last practicable date prior to the filing of Amendment No.1. The Company supplementally advises the Staff that the Company used the May 31, 2014 exchange rate to align with the date of the pro forma balance sheet included in the Registration Statement previously filed, and used the August 11, 2014 Walgreens stock price to reflect the impact of Walgreens’ announcement and investor conference call relating to the exercise of the call option and its decision not to pursue an inversion transaction, among other things.

38.	Please expand your disclosure in footnote (b) to clarify, if true, that the percentages used in the example of the changes in the company’s share price on the closing date of the transaction are reasonably possible based on the volatility of the stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 103.

39.	In footnote (g)v. you indicate that the preliminary fair value of long-term debt was determined using book value. Please tell us whether you believe that the historical book value approximates fair value. If so, please explain why you apparently are considering refinancing the debt. If not, please revise your presentation to reflect your estimate of the fair value of this debt.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 to indicate that the book value of Alliance Boots’ long-term debt approximates fair value. The Company supplementally advises the Staff that the average interest rate of Alliance Boots’ long-term debt is higher than Walgreens’ incremental borrowing rate, which is the primary factor in the Company’s consideration to refinance existing Alliance Boots debt.

Note 5: Adjustments to the Unaudited Pro Forma Consolidated Statement of Earnings for the Nine Months Ended May 31, 2014 and the Year Ended August 31, 2013, page 104

40.	You disclose on page 103 that the definite lived intangible assets primarily relate to customer relationships. Please separately disclose the estimated remaining useful life for the customer relationships in the table on page 104.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105.

* * * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com, or my colleague Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com.

Jeffrey P. Riedler

United States Securities and Exchange Commission

October 29, 2014

Sincerely,

/s/ Benjamin M. Roth
Benjamin M. Roth

cc.	Thomas J. Sabatino, Jr., Walgreens Boots Alliance, Inc.